PROCAP ACQUISITION CORP

600 Lexington Ave, Floor 2

New York, New York 10022

May 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Pearlyne Paulemon

Jeffrey Gabor

Re:	ProCap Acquisition Corp
Registration Statement on Form S-1
Filed April 30, 2025, as amended
File No. 333-286876

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ProCap Acquisition Corp hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on May 20, 2025, or as soon as thereafter practicable.

Sincerely,

/s/ Anthony J. Pompliano
Anthony J. Pompliano Chief Executive Officer
ProCap Acquisition Corp

cc:	Anne Peetz, Reed Smith LLP